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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 5

                  ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or form 5 obligations may continue. See Instruction 1(b).
[_] Form 3 Holdings Reported
[_] Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Long                      T.                    Michael
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     c/o  Brown Brothers Harriman & Co.
          59 Wall Street
--------------------------------------------------------------------------------
                                    (Street)

     New York                        NY                  10005
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Genesee & Wyoming Inc.  (GNWR)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     Year Ended 12/31/01
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                      2.            3.           Disposed of (D)                 Beneficially   Form:     7.
                                      Transaction   Transaction  (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      Date          Code         ------------------------------- of Issuer's    (D) or    Indirect
1.                                    (Month/       (Instr. 8)               (A)                 Fiscal Year    Indirect  Beneficial
Title of Security                     Day/          ------------  Amount     or     Price        (Instr. 3      (I)       Ownership
(Instr. 3)                            Year)         Code                     (D)                 and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock, $.01 par value                                                             -0- (4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one reporting person, see
     Instruction 4(b)(v).

           PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF
         INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                                                          (Over)
                                                                 SEC 2270 (3/99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)       (A)    (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Class A
                                                                             Common
                                                                             Stock,
Stock Option                                                                 $.01 par
(Right to Buy)      $18.50   1/11/01   A     3,000(1)        (1)    1/10/11  value      3,000(1)        3,000 (1)    D
------------------------------------------------------------------------------------------------------------------------------------
                                                                             Class A
                                                                             Common
                                                                             Stock,
Phantom Stock                               1,103.083     1,103.083          $.01 par  1,103.083        1,103.083
Units                 -0-      (2)     A       (2)           (2)      (2)    value        (2)               (2)       D
------------------------------------------------------------------------------------------------------------------------------------
Series A Senior
Redeemable
Convertible                                                                  Class A
Participating                                                                Common
Preferred                                                                    Stock,
Stock, par value                                                             $.01 par
$.01 per share        (3)                                Immediately   N/A   value        (4)   $1,000   25,000(4)    I       (5)
====================================================================================================================================

Explanation of Responses:

(1) This option was granted under the Issuer's 1996 Stock Option Plan for Outside Directors in a transaction exempt under Rule 16b-3. The Reporting Person can exercise the option as follows: 1,000 shares on 1/11/02, 1,000 shares on 1/11/03, and 1,000 shares on 1/11/04.
(2) These aggregated Phantom Stock Units were credited to the Reporting Person's account, on 3/1/01 at $17.917 per share, on 5/1/01 at $17.63 per share, on 6/1/01 at $17.63 per share, on 8/1/01 at $26.95 per share and on 11/1/01 at $26.95 per share, under the Issuer's Deferred Stock Plan for Non-Employee Directors in transactions exempt under Rule 16b-3. The Units are to be settled in the Issuer's Common Stock on a deferred basis pursuant to the Reporting Person's prior election.
(3) $1,000 per share of Preferred Stock divided by the Conversion Price, set at $15.33, but subject to adjustment.
(4) Convertible into 1,630,436 shares of Class A Common Stock, subject to adjustment. In addition, the Reporting Person may, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, be deemed to own certain shares of Class A Common Stock of Genesee & Wyoming Inc. owned by Mortimer B. Fuller, III as a result of a voting agreement. The Reporting Person disclaims beneficial ownership of such shares.
(5) By the 1818 Fund III, L.P. (the "1818 Fund III"). The Reporting Person is a general partner of Brown Brothers Harriman & Co. ("BBH"), the general partner of the 1818 Fund III, and, as such, his pecuniary interest in the securities is limited to his percentage interest in BBH's interest in such securities.


          /s/ T. Michael Long                                 February 13, 2002
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
              T. Michael Long

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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